UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 6, 2024

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2024 to 30 September 2024

6 November 2024

Novo Nordisk's sales increased by 23% in Danish kroner and by 24% at constant exchange rates to DKK 204.7 billion in the first nine months of 2024

•Operating profit increased by 21% in Danish kroner and by 22% at constant exchange rates (CER) to DKK 91.6 billion.
•Sales in North America Operations increased by 31% in Danish kroner (31% at CER). Sales growth in the US was positively impacted by gross-to-net sales adjustments related to prior years. Sales in International Operations increased by 13% in Danish kroner (15% at CER).

•Sales within Diabetes and Obesity care increased by 25% in Danish kroner to DKK 191.8 billion (26% at CER), mainly driven by GLP-1 diabetes sales growth of 25% in Danish kroner (26% at CER) and Obesity care growing by 44% in Danish kroner to DKK 43.7 billion (44% at CER). Rare disease sales increased by 3% in both Danish kroner and at CER.

•Within R&D, Novo Nordisk completed the phase 2a trial with monlunabant in obesity and expects to initiate a larger phase 2b trial in obesity in 2025 to further investigate the dosing and safety profile of monlunabant over a longer duration in a global population. Further, within diabetes, Novo Nordisk announced that oral semaglutide statistically significantly reduced the risk of major adverse cardiovascular events in the SOUL cardiovascular outcomes trial.

•Also within R&D, headline results were announced from the ESSENCE trial with semaglutide 2.4 mg in adults with MASH and liver fibrosis demonstrating superior improvement in both liver fibrosis and MASH resolution versus placebo.
•For the 2024 outlook, sales growth is now expected to be 23-27% at CER, and operating profit growth is now expected to be 21-27% at CER. Growth reported in Danish kroner is now expected to be 1 percentage point lower than at CER growth for sales and 2 percentage points lower for operating profit.

PROFIT AND LOSS	9M 2024	9M 2023	Growth as reported	Growth at CER*
DKK million
Net sales	204,720	166,398	23%	24%
Operating profit	91,602	75,808	21%	22%

Net profit	72,758	61,720	18%	N/A
Diluted earnings per share (in DKK)	16.29	13.71	19%	N/A
* CER: Constant exchange rates (average 2023).
Lars Fruergaard Jørgensen, president and CEO: "We are pleased with the performance in the first nine months of 2024. The sales growth is driven by increasing demand for our GLP-1-based diabetes and obesity treatments, and we are serving more patients than ever before. Within R&D, we are very pleased about further read-outs across our semaglutide portfolio, including the SOUL trial in people living with diabetes and cardiovascular disease and the ESSENCE trial in people living with MASH."

On 6 November 2024 at 13.00 CET, corresponding to 07.00 am EST, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under 'Investors' (the contents of the company's website do not form a part of this Form 6-K).

Novo Nordisk A/S Investor Relations	Novo Alle 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 2 of 34
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Performance highlights for the first nine months of 2024 (blue indicates third quarter developments)

PERFORMANCE HIGHLIGHTS

Purpose and sustainability (ESG)
Progress towards zero environmental impact:
–Overall CO2e emissions (scope 1, 2 and full scope 3) increased by 34% compared to the first nine months of 2023
Adding value to society:
–Medical treatment provided to 41.5 million people living with diabetes and 1.8 million people living with obesity
–Reached more than 59,000 children in the Changing Diabetes® in Children programme

Being recognised as a sustainable employer: –Share of women in senior leadership positions has increased by 0.5%-p to 41% compared to the end of September 2023
Innovation and therapeutic focus
Further raise innovation bar for diabetes treatment:
–Successful completion of FLOW kidney outcomes trial
–Awiqli® approved in the EU, Japan and China
–Complete Response Letter received for insulin icodec in the US
–Successful completion of COMBINE phase 3a programme with IcoSema
–Successful completion of SOUL cardiovascular outcomes trial
–Successful completion of STRIDE functional outcomes trial

Develop superior treatment solutions for obesity:
–Phase 2 trial initiated with once-weekly GIP/GLP-1 dual agonist
–Positive EU opinion for update of the Wegovy® label based on the SELECT, STEP 9 (OA) and STEP HFpEF and STEP HFpEF-DM trials
–Phase 2a trial with monlunabant completed
–Phase 1 trial with amylin 355 initiated

Strengthen and progress Rare disease pipeline:
–Phase 3a trial, FRONTIER 2, with Mim8 successfully completed in people with haemophilia A
–Concizumab re-submitted in the US for the treatment of haemophilia A and B with inhibitors
–Positive EU opinion for Alhemo® (concizumab) for the treatment of haemophilia A and B with inhibitors
–Successful completion of the phase 2 part (interim) of the etavopivat HIBISCUS phase 2/3 trial

Establish presence in Cardiovascular & Emerging Therapy Areas:
–Agreement to acquire Cardior Pharmaceuticals and lead asset CDR132L in phase 2 development for treatment of heart failure
–Phase 3 development initiated with ziltivekimab in HFpEF and AMI
–Phase 3 trial CLARION-CKD trial stopped as ocedurenone failed to meet primary endpoint
–Successful completion of part I of phase 3 trial ESSENCE with semaglutide 2.4 mg in MASH

Commercial execution
Strengthen diabetes leadership to more than one-third: –Diabetes value market share increased by 0.6 percentage point to 33.9% (MAT)
More than DKK 25 billion in Obesity care sales by 2025:
–Obesity care sales increased by 44% at (CER) to DKK 43.7 billion

Secure a sustained growth outlook for Rare Disease:
–Rare disease sales increased by 3% (CER) to DKK 12.9 billion

Financials
Deliver solid sales and operating profit growth: –Sales growth of 24% (CER) –Operating profit growth of 22% (CER), impacted by the impairment loss related to ocedurenone.
Drive operational efficiencies:
–Operational leverage reflecting sales growth, excluding the impairment loss related to ocedurenone

Enable attractive capital allocation to shareholders:
–Free cash flow of DKK 71.8 billion
–DKK 56.8 billion returned to shareholders

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 3 of 34
PERFORMANCE HIGHLIGHTS
FINANCIAL HIGHLIGHTS FOR THE FIRST NINE MONTHS OF 2024

PROFIT AND LOSS	9M 2024	9M 2023	% change 9M 2024 to 9M 2023	% change 9M 2024 to 9M 2023 at CER¹
(Amounts are in DKK million, except for earnings per share)

Net sales	204,720	166,398	23%	24%

Gross profit	173,222	140,647	23%	24%
Gross margin	84.6%	84.5%

Sales and distribution costs	(43,400)	(39,573)	10%	10%
Percentage of sales	21.2%	23.8%

Research and development costs	(34,260)	(21,983)	56%	56%
Percentage of sales	16.7%	13.2%

Administrative costs	(3,696)	(3,399)	9%	9%
Percentage of sales	1.8%	2.0%

Other operating income and expenses	(264)	116	N/A	N/A

Operating profit (EBIT)	91,602	75,808	21%	22%
Operating margin	44.7%	45.6%

Financial items (net)	32	1,246	N/A	N/A

Profit before income taxes	91,634	77,054	19%	N/A

Income taxes	(18,876)	(15,334)	23%	N/A
Effective tax rate	20.6%	19.9%

Net profit	72,758	61,720	18%	N/A
Net profit margin	35.5%	37.1%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	13,909	6,421	117%	N/A
Capital expenditure (PP&E)	31,063	16,399	89%	N/A
Net cash generated from operating activities	108,667	99,357	9%	N/A
EBITDA 1)	105,511	82,229	28%	30%
Free cash flow 1)	71,760	75,576	(5%)	N/A

Diluted earnings per share / ADR (in DKK)	16.29	13.71	19%	N/A

Full-time equivalent employees end of period	71,880	61,412	17%	N/A

1) See appendix 7: Non-IFRS financial measures (additional information).

These unaudited consolidated financial statements for the first nine months of 2024 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and additional Danish disclosure requirements for listed companies.
The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2023 of Novo
Nordisk.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 4 of 34
COMMERCIAL EXECUTION
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales grew by 23% measured in Danish kroner and by 24% at CER in the first nine months of 2024, driven by Diabetes care sales growth of 21% (CER) and Obesity care sales growth of 44% (CER). Rare disease sales increased by 3% (CER). Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. Sales growth in the US was positively impacted by gross-to-net sales adjustments related to prior years and the phasing of rebates in 2023.

Sales split per therapy	Sales 9M 2024 DKK million	Sales 9M 2023 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Injectable GLP-1	90,568	72,531	25%	26%	47%
- Ozempic®	86,489	65,653	32%	32%	54%
- Victoza®	4,079	6,878	(41%)	(40%)	(7%)
Rybelsus®	16,384	12,840	28%	29%	9%

Total GLP-1	106,952	85,371	25%	26%	56%

Long-acting insulin[1]	13,937	11,179	25%	26%	7%

Premix insulin[2]	7,922	7,451	6%	8%	2%

Fast-acting insulin[3]	12,505	11,807	6%	6%	2%

Human insulin	5,122	5,605	(13%)	(11%)	(2%)

Total insulin	39,486	36,042	9%	10%	9%

Other Diabetes care[4]	1,608	1,990	(7%)	(5%)	0%

Total Diabetes care	148,046	123,403	20%	21%	65%

Wegovy®	38,340	21,729	76%	77%	42%
Saxenda®	5,400	8,674	(38%)	(37%)	(8%)

Total Obesity care	43,740	30,403	44%	44%	34%

Diabetes and Obesity care total	191,786	153,806	25%	26%	99%

Rare disease segment
Rare blood disorders[5]	8,740	8,842	(1%)	(1%)	0%

Rare endocrine disorders[6]	3,070	2,572	19%	21%	1%

Other Rare disease[7]	1,124	1,178	(5%)	(4%)	0%

Rare disease total	12,934	12,592	3%	3%	1%

Total sales	204,720	166,398	23%	24%	100%

1) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
6) Primarily Norditropin® and Sogroya®.
7) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 5 of 34
DIABETES AND OBESITY CARE
Diabetes care, sales and market share development
Sales in Diabetes care increased by 20% measured in Danish kroner and by 21% at CER to DKK 148,046 million driven by growth of GLP-1-based products. Novo Nordisk has improved the global diabetes value market share over the last 12 months to 33.9% from 33.3% in line with the strategic aspiration of strengthening the Diabetes care leadership, aiming at reaching a global value market share of more than one-third in 2025. The market share increase was driven by market share gains in both North America Operations and International Operations.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from August 2023 and August 2024 provided by the independent data provider IQVIA. EMEA covers Europe, the Middle East and Africa; Region China covers mainland China, Hong Kong and Taiwan; Rest of World covers all other countries except for North America.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	August	August	Sales 9M 2024 DKK million	Growth at CER
	2024	2023

Global	33.9%	33.3%	148,046	21%
North America Operations	35.4%	34.7%	84,480	31%
- The US	34.9%	34.2%	78,261	33%
International Operations	28.1%	27.8%	63,566	10%
- EMEA *	29.4%	30.1%	32,229	8%
- Region China **	32.7%	32.3%	13,707	12%
- Rest of World ***	24.2%	22.4%	17,630	11%

Source: IQVIA, August 2024 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

GLP-1-based therapies for type 2 diabetes
Sales of GLP-1-based products for type 2 diabetes (Rybelsus®, Ozempic® and Victoza®) increased by 25% measured in Danish kroner and by 26% at CER to DKK 106,952 million. The estimated global GLP-1 share of total diabetes prescriptions has increased to 6.4% compared with 5.8% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 55.6% value market share.

GLP-1 diabetes, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1 diabetes, sales development

	August	August	Sales 9M 2024 DKK million	Growth at CER
	2024	2023

Global	55.6%	54.4%	106,952	26%
North America Operations	54.3%	52.7%	73,807	32%
- The US	53.3%	51.6%	68,318	33%
International Operations	66.8%	68.7%	33,145	16%
- EMEA *	59.0%	62.9%	17,554	12%
- Region China **	79.1%	74.6%	5,709	19%
- Rest of World ***	84.8%	82.1%	9,882	21%

Source: IQVIA, August 2024 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk GLP-1 sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area. Note: the estimated GLP-1 share of prescriptions is based on volume packs from IQVIA. Volume packs are converted into full-year patients/prescriptions based on WHO assumptions for average daily doses or if not available, Novo Nordisk assumptions.

Rybelsus® sales increased by 28% measured in Danish kroner and by 29% at CER to DKK 16,384 million. Sales growth was driven by EMEA and Rest of World as well as North America Operations.

Ozempic® sales increased by 32% in both Danish kroner and at CER to DKK 86,489 million. Sales growth was driven by both North America Operations and International Operations. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across geographies.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 6 of 34
Victoza® sales decreased by 41% measured in Danish kroner and by 40% at CER to DKK 4,079 million. This is driven by the GLP-1 diabetes market moving towards once-weekly treatments, in both North America Operations and International Operations, as well as negative gross-to-net adjustments during the third quarter in the US.

North America Operations
Sales of GLP-1 Diabetes care products in North America Operations increased by 31% measured in Danish kroner and by 32% at CER. Novo Nordisk is the market leader with a 54.3% value market share. The estimated GLP-1 share of total diabetes prescriptions has increased to 17.2% compared with 14.7% 12 months ago.

Sales of GLP-1 Diabetes care products in the US increased by 33% at CER. The sales increase was mainly driven by continued uptake of Ozempic®.

Sales growth in the US was driven by a prescription volume growth of the GLP-1 class above 15% in the third quarter of 2024 compared with the third quarter of 2023 as well as Novo Nordisk market share gains. Novo Nordisk is the market leader with 53.9% measured by total monthly prescriptions and 50.0% measured by new-to-brand prescriptions.

International Operations
Sales of GLP-1 Diabetes care products in International Operations increased by 14% measured in Danish kroner and by 16% at CER. Sales growth is driven by all Regions. The estimated GLP-1 share of total diabetes prescriptions has increased to 4.0% compared with 3.7% 12 months ago. Novo Nordisk is the market leader with a value market share of 66.8% compared with 68.7% 12 months ago. The sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies.

EMEA
Sales in EMEA increased by 12% in both Danish kroner and at CER. The sales growth reflects the uptake of Rybelsus® and Ozempic®, partially offset by lower sales of Victoza®. Novo Nordisk remains the market leader in EMEA with a value market share of 59.0%. The estimated GLP-1 share of total diabetes prescriptions has increased to 5.5% compared with 5.1% 12 months ago.

Region China
Sales in Region China increased by 16% measured in Danish kroner and by 19% at CER. The sales growth mainly reflects the uptake of Ozempic®, partially countered by lower sales of Victoza®. GLP-1 sales growth was negatively impacted by periodic supply constraints. The GLP-1 share of total diabetes prescriptions has decreased to 3.1% compared with 3.3% 12 months ago. Novo Nordisk is the market leader in Region China with a value market share of 79.1%.

Rest of World
Sales in Rest of World increased by 17% measured in Danish kroner and by 21% at CER. The sales growth reflects increased sales of Rybelsus® and Ozempic®, partially offset by lower sales of Victoza®. The estimated GLP-1 share of total diabetes prescriptions has increased to 2.6% compared with 2.2% 12 months ago. Novo Nordisk remains the market leader with a value market share of 84.8%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 7 of 34
Insulin
Sales of insulin increased by 9% measured in Danish kroner and by 10% at CER to DKK 39,486 million. Awiqli® has been launched in the first countries.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	August	August	Sales 9M 2024 DKK million	Growth at CER
	2024	2023

Global	44.5%	45.4%	39,486	10%
North America Operations	34.0%	37.1%	10,471	31%
- The US	33.7%	36.7%	9,781	35%
International Operations	48.0%	48.4%	29,015	4%
- EMEA *	47.5%	47.2%	14,156	4%
- Region China **	41.4%	42.4%	7,390	10%
- Rest of World ***	56.5%	57.4%	7,469	0%

Source: IQVIA, August 2024 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

North America Operations
Sales of insulin in North America Operations increased by 31% in both Danish kroner and at CER. The sales increase in the US was positively impacted by gross-to-net sales adjustments related to prior years, partially countered by a decline in volume. Novo Nordisk has a volume market share of 33.7% of the total US insulin market.

International Operations
Sales of insulin in International Operations increased by 3% measured in Danish kroner and by 4% at CER. The sales increase at CER was driven by Region China and EMEA. Novo Nordisk has a volume market share of 48.0% of the total insulin market in International Operations.

EMEA
Sales of insulin in EMEA increased by 3% measured in Danish kroner and by 4% at CER. The sales increase at CER was driven by long-acting insulin and fast-acting insulin, partially countered by human insulin. Novo Nordisk has a volume market share of 47.5% of the total insulin market.

Region China
Sales of insulin in Region China increased by 7% measured in Danish kroner and by 10% at CER. The sales increase was mainly driven by long-acting insulin and premix insulin, partially countered by human insulin. Novo Nordisk has a volume market share of 41.4% of the total insulin market.

Rest of World
Sales of insulin in Rest of World decreased by 2% measured in Danish kroner, and remained unchanged at CER. The sales decrease at CER was mainly driven by human insulin and fast-acting insulin, partially countered by premix insulin. Novo Nordisk has a volume market share of 56.5% of the total insulin market.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 8 of 34
Obesity care, sales development
Sales of Obesity care products, Wegovy® and Saxenda®, increased by 44% in both Danish kroner and at CER to DKK 43,740 million. Sales growth was driven by both North America Operations and International Operations. The volume growth of the global branded obesity market was 95%. Novo Nordisk is the global market leader with a volume market share of 74.0%.

Obesity care, development per geographical area	Global branded obesity market growth (Volume, MAT)	Obesity care, sales development

	August	Sales 9M 2024 DKK million	Growth at CER
	2024

Global	95%	43,740	44%
North America Operations	133%	32,124	32%
- The US	136%	31,106	30%
International Operations	45%	11,616	95%
- EMEA *	69%	7,233	82%
- Region China**	N/A	244	92%
- Rest of World***	(3%)	4,139	122%

Source: IQVIA, August 2024 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk obesity care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

Wegovy® sales increased by 76% measured in Danish kroner and by 77% at CER to DKK 38,340 million. Sales of Saxenda® decreased by 38% measured in Danish kroner and by 37% at CER to DKK 5,400 million as the obesity care market is moving towards once-weekly treatments.

North America Operations
Sales of Obesity care products in North America Operations increased by 32% in both Danish kroner and at CER to DKK 32,124 million. Sales of Wegovy® increased by 50% in both Danish kroner and at CER to DKK 31,158 million, driven by increased volumes, partially countered by lower realised prices. Broad commercial formulary access has been achieved for Wegovy®. In the US, Wegovy® has around 215,000 weekly prescriptions in total, compared to around 100,000 weekly prescriptions in January of 2024, and above 25,000 weekly new-to-brand prescriptions. Novo Nordisk strives to safeguard continuity of care. Lastly, Wegovy® has been launched in Canada.

Sales of Saxenda® decreased by 73% in both Danish kroner and CER to DKK 966 million as the obesity care market is moving towards once-weekly treatments. The volume growth of the branded obesity market in the US was 136%.

International Operations
Sales of Obesity care products in International Operations increased by 93% measured in Danish kroner and by 95% at CER to DKK 11,616 million, driven by increased sales in EMEA and Rest of World. Sales of Saxenda® in International Operations decreased by 13% measured in Danish kroner and by 12% at CER to DKK 4,434 million, and sales of Wegovy® reached DKK 7,182 million. Wegovy® has now been launched in more than 15 countries in International Operations. The volume growth of the branded obesity market in International Operations was 45%.

EMEA
Sales of Obesity care products in EMEA increased by 82% in both Danish kroner and at CER to DKK 7,233 million reflecting uptake of Wegovy®, partially countered by declining sales of Saxenda®. The volume growth of the branded obesity market in EMEA was 69%.

Rest of World
Sales of Obesity care products in Rest of World increased by 117% measured in Danish kroner and by 122% at CER to DKK 4,139 million, driven by uptake of Wegovy®, including positive impact from supply chain pipeline filling. The volume of the branded obesity market in Rest of World declined by 3%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 9 of 34
Rare disease, sales development
Rare disease sales increased by 3% in both Danish kroner and at CER to DKK 12,934 million. Sales of rare endocrine disorder products increased by 19% measured in Danish kroner and by 21% at CER to DKK 3,070 million. Novo Nordisk is working on gradually re-establishing supply of rare endocrine disorder products following a reduction of manufacturing output. Sogroya® has been launched in six countries, and the initial feedback from patients and physicians is encouraging. Sales of rare blood disorder products decreased by 1% in both Danish kroner and CER to DKK 8,740 million driven by NovoSeven® and haemophilia A sales, partially countered by increased haemophilia B sales.

Rare disease, development per geographical area	Rare disease, sales development

	Sales 9M 2024 DKK million	Growth at CER

Global	12,934	3%
North America Operations	6,204	21%
- The US	5,663	22%
International Operations	6,730	(9%)
- EMEA	4,181	0%
- Region China	226	(61%)
- Rest of World	2,323	(12%)

North America Operations
Rare disease sales in North America Operations increased by 21% in both Danish kroner and at CER. The sales increase was driven by rare endocrine disorder products increasing by 82% measured in Danish kroner and by 83% at CER, reflecting the launch of Sogroya® and gross-to-net sales adjustments related to prior years in the US. Sales of rare blood disorder products increased by 9% measured in Danish kroner and by 10% at CER, mainly driven by increased NovoSeven® and haemophilia B sales.

International Operations
Rare disease sales in International Operations decreased by 10% measured in Danish kroner and by 9% at CER. The sales decline was driven by both rare bloods disorder and rare endocrine disorder products. Sales of rare blood disorder products decreased by 9% in both Danish kroner and CER, driven by decreased sales of NovoSeven® and haemophilia A products, partially countered by increased sales of haemophilia B products. Rare endocrine disorder products are decreasing by 14% measured in Danish kroner and by 12% at CER, reflecting a reduction in manufacturing output. Sogroya® has now been launched in five countries in International Operations with encouraging initial feedback.

EMEA
Rare disease sales remained unchanged both in Danish kroner and CER. Sales of rare blood disorder products decreased by 8% in both Danish kroner and CER, driven by lower NovoSeven® and haemophilia A sales, partially countered by increased haemophilia B sales. The increased sales of haemophilia B sales reflect the continued uptake of extended half-life products. Rare endocrine disorder products increased by 50% measured in Danish kroner and by 49% at CER.

Region China
Rare disease sales decreased by 62% measured in Danish kroner and by 61% at CER, driven by decreased sales of both rare endocrine products and rare blood disorder products.

Rest of World
Rare disease sales decreased by 13% measured in Danish kroner and by 12% at CER. Sales of rare endocrine disorder products decreased by 28% measured in Danish kroner and by 25% at CER, reflecting a reduction in manufacturing output. Sales of rare blood disorder products decreased by 4% in both Danish kroner and CER, driven by lower sales of NovoSeven®, partially countered by increased sales of haemophilia A products.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 10 of 34
FINANCIALS
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 23% measured in Danish kroner and by 24% at CER to DKK 204,720 million in the first nine months of 2024. Sales growth in the US was positively impacted by gross-to-net sales adjustments related to prior years and phasing of rebates in 2023. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. In North America Operations, sales increased by 31% in both Danish kroner and at CER. Sales in International Operations increased by 13% measured in Danish kroner and by 15% at CER.

Sales split per geographical area	Sales 9M 2024 DKK million	Growth as reported	Growth at CER	Share of growth at CER

North America Operations	122,808	31%	31%	73%
- The US	115,030	32%	32%	70%

International Operations	81,912	13%	15%	27%
- EMEA	43,643	14%	15%	14%
- Region China	14,177	7%	10%	3%
- Rest of World	24,092	15%	18%	10%

Total sales	204,720	23%	24%	100%

North America Operations
Sales in North America Operations increased by 31% in both Danish kroner and at CER. The sales increase reflects GLP-1 diabetes sales growing by 32% at CER and Obesity care sales growing by 32% at CER. GLP-1 diabetes sales growth in the US was positively impacted by gross-to-net sales adjustments related to prior years. Insulin sales increased by 31% at CER, mainly reflecting gross-to-net sales adjustments related to prior years, partially countered by a decline in volume. Rare disease sales increased by 21% at CER, driven by both Rare endocrine disorder and Rare blood disorder products.

International Operations
Sales in International Operations increased by 13% measured in Danish kroner and by 15% at CER. Sales growth was driven by Obesity care sales growing by 95% at CER, GLP-1 diabetes sales growing by 16% at CER. GLP-1 diabetes sales growth was negatively impacted by periodic supply constraints. Insulin sales are growing by 4% at CER, partially countered by Rare disease sales decreasing by 9% at CER, reflecting a reduction in manufacturing output.

EMEA
Sales in EMEA increased by 14% measured in Danish kroner and by 15% at CER. Sales growth was driven by Obesity care growing by 82% at CER. Diabetes care sales increased by 8% at CER, driven by GLP-1 diabetes sales growing by 12% at CER and insulin sales growing by 4% at CER. Rare disease sales were unchanged at CER.

Region China
Sales in Region China increased by 7% measured in Danish kroner and by 10% at CER. The sales increase at CER was driven by GLP-1 diabetes sales growing by 19% at CER and insulin sales increasing by 10% at CER. Other diabetes care sales decreased by 11% at CER. Rare disease sales decreased by 61% at CER.

Rest of World
Sales in Rest of World increased by 15% measured in Danish kroner and by 18% at CER. Sales growth was driven by Obesity care sales increased by 122% at CER and Diabetes care growing by 11% at CER, reflecting increased GLP-1 diabetes sales growing 21% at CER. Rare disease decreased by 12% at CER.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 11 of 34
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 22% in both Danish kroner and at CER to DKK 31,498 million, resulting in a gross margin of 84.6%, measured in Danish kroner, compared with 84.5% in the first nine months of 2023. The increase in gross margin is mainly reflecting a positive price impact due to gross-to-net sales adjustments related to prior years in the US and a positive product mix, driven by increased sales of GLP-1-based treatments. This is partially countered by costs related to ongoing capacity expansions.

Sales and distribution costs increased by 10% in both Danish kroner and at CER to DKK 43,400 million. The increase in costs is driven by both North America Operations and International Operations. In North America Operations, the cost increase is mainly driven by promotional activities related to Wegovy®. In International Operations, the increase is mainly related to Obesity care market development activities and Wegovy® launch activities as well as promotional activities for GLP-1 diabetes products. The increase in sales and distribution costs is impacted by adjustments to legal provisions in the second quarter of 2023. Sales and distribution costs amounted to 21.2% as a percentage of sales.

Research and development costs increased by 56% in both Danish kroner and at CER to DKK 34,260 million compared to the first nine months of 2023, mainly reflecting increased late-stage clinical trial activity, and increased early research activities as well as the impairment loss related to intangible assets, including ocedurenone of DKK 5.7 billion. Research and development costs amounted to 16.7% as a percentage of sales.

Administration costs increased by 9% in both Danish kroner and at CER to DKK 3,696 million. Administration costs amounted to 1.8% as a percentage of sales.

Other operating income and expenses (net) showed a loss of DKK 264 million compared to an income of DKK 116 million the first nine months of 2023. The loss is mainly reflecting impairments related to a partnership agreement of a company previously acquired by Novo Nordisk.

Operating profit increased by 21% measured in Danish kroner and by 22% at CER to DKK 91,602 million, reflecting the sales growth and impairment loss related to ocedurenone of DKK 5.7 billion. EBITDA increased by 28% measured in Danish kroner and by 30% at CER.

Financial items (net) showed a net gain of DKK 32 million, compared with a net gain of DKK 1,246 million in the first nine months of 2023,

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a gain of DKK 47 million compared with a net gain of DKK 1,190 million in 2023.

As per the end of September 2024, a positive market value of financial contracts of approximately DKK 0.1 billion has been deferred for recognition later in 2024 and 2025.

The effective tax rate was 20.6% in the first nine months of 2024, compared with an effective tax rate of 19.9% in the first nine months of 2023.

Net profit increased by 18% to DKK 72,758 million and diluted earnings per share increased by 19% to DKK 16.29. Net profit and diluted earnings per share are impacted by the impairment loss related to ocedurenone of DKK 5.7 billion.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 12 of 34
KEY DEVELOPMENTS IN THE THIRD QUARTER OF 2024
Sales in the third quarter of 2024 increased by 21% measured in Danish kroner and by 23% at CER compared to 2023. Sales growth in the US was negatively impacted by phasing of rebates in 2023. Operating profit increased by 26% measured in Danish kroner and by 28% at CER. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for additional details on sales in the third quarter of 2024.

Sales split per geographical area	Sales Q3 2024 DKK million	Growth as reported	Growth at CER	Share of growth at CER

North America Operations	42,598	22%	23%	60%
- The US	39,844	21%	22%	55%
International Operations	28,713	21%	22%	40%
- EMEA	14,736	17%	18%	17%
- Region China	4,708	8%	8%	3%
- Rest of World	9,269	37%	40%	20%

Total sales	71,311	21%	23%	100%

The increased global sales of 23% at CER were driven by increased sales across the portfolio. GLP-1 diabetes sales increased by 15% at CER and Obesity care sales increased by 55% at CER. Insulin sales increased by 10% at CER and rare disease sales increased by 17% at CER.

North America Operations
Sales in North America Operations increased by 22% measured in Danish kroner and by 23% at CER, negatively impacted by phasing of rebates in 2023. Sales growth was driven by GLP-1 diabetes sales growing by 19% at CER. Victoza® sales were mainly impacted by negative gross-to-net sales adjustments as well as lower volumes. Obesity care sales increased by 29% at CER. Insulin sales increased by 20% at CER, positively impacted by channel and payer mix and gross-to-net sales adjustments related to prior years, partially countered by lower realised volumes. Rare disease sales increased by 36% at CER, mainly driven by volume growth for rare endocrine disorder products as well a positive impact from phasing of rebates in 2023.

International Operations
Sales in International Operations increased by 21% measured in Danish kroner and by 22% at CER. Sales growth was driven by all Regions.

Sales growth was driven by Diabetes and Obesity care growing by 24% at CER, driven by Obesity care increasing by 189% at CER following uptake of Wegovy®, including positive impact from supply chain pipeline filling. GLP-1 diabetes sales grew by 8% at CER, and insulin sales increased by 7% at CER. Rare disease sales increased by 3% at CER.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 13 of 34

PROFIT AND LOSS	Q3 2024	Q3 2023	% change Q3 2024 to Q3 2023	% change Q3 2024 to Q3 2023 at CER

Net sales	71,311	58,731	21%	23%

Gross profit	60,003	49,018	22%	24%
Gross margin	84.1%	83.5%

Sales and distribution costs	(15,210)	(12,819)	19%	20%
Percentage of sales	21.3%	21.8%

Research and development costs	(9,488)	(8,128)	17%	17%
Percentage of sales	13.3%	13.8%

Administrative costs	(1,382)	(1,256)	10%	10%
Percentage of sales	1.9%	2.1%

Other operating income and expenses	(101)	98	N/A	N/A

Operating profit (EBIT)	33,822	26,913	26%	28%
Operating margin	47.4%	45.8%

Financial items (net)	562	1,150	(51%)	N/A

Profit before income taxes	34,384	28,063	23%	N/A

Income taxes	(7,083)	(5,585)	27%	N/A
Effective tax rate	20.6%	19.9%

Net profit	27,301	22,478	21%	N/A
Net profit margin	38.3%	38.3%

Costs and operating profit
The gross margin was realised at 84.1% in the third quarter of 2024 compared with 83.5% in 2023. The 0.6 percentage point gross margin increase is driven by a positive product mix, driven by increased sales of GLP-1-based treatments, partially countered by costs mainly related to ongoing capacity expansions as well as pricing impact due to the phasing of rebates in 2023.

Sales and distribution costs increased by 19% measured in Danish kroner and by 20% at CER compared with 2023. The increase in costs is driven by both North America Operations and International Operations. In North America Operations, the cost increase is mainly driven by promotional activities related to Wegovy®. In International Operations, the increase is mainly related to Obesity care market development activities and Wegovy® launch activities as well as promotional activities for GLP-1 diabetes products. Sales and distribution costs amounted to 21.3% as a percentage of sales.
Research and development costs increased by 17% in both Danish kroner and at CER compared with 2023, driven by both increased late-stage clinical trial and research activities mainly related to Obesity Care. Research and development costs amounted to 13.3% as a percentage of sales.
Administrative costs increased by 10% in both Danish kroner and at CER compared with the same period in 2023. Administration costs amounted to 1.9% as a percentage of sales.

Other operating income and expenses showed a loss of DKK 101 million in the third quarter of 2024.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 14 of 34
Operating profit increased by 26% measured in Danish kroner and by 28% at CER compared with the third quarter of 2023. EBITDA increased by 22% measured in Danish kroner and by 24% at CER.

Financial items (net) showed a net gain of DKK 562 million compared with a net gain of DKK 1,150 million in the third quarter of 2023 reflecting gains on hedged currencies, primarily the US dollar.

The effective tax rate is 20.6% in the third quarter of 2024 compared with an effective tax rate of 19.9% in the third quarter of 2023.

Net profit increased by 21% to DKK 27,301 million and diluted earnings per share increased by 22% to DKK 6.12.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 15 of 34
CASH FLOW AND CAPITAL ALLOCATION

FREE CASH FLOW IN THE FIRST NINE MONTHS OF 2024 AND CAPITAL EXPENDITURE
Free cash flow in the first nine months of 2024 was realised at DKK 71.8 billion compared to DKK 75.6 billion in the first nine months of 2023. The lower free cash flow in 2024 reflects increasing capital expenditure, partially countered by net cash generated from operating activities.

Income under the 340B Program has been partially recognised.

Capital expenditure for property, plant and equipment was DKK 31.1 billion compared with DKK 16.4 billion in 2023, primarily reflecting investments in additional capacity for active pharmaceutical ingredient (API) production and fill-finish capacity for both current and future injectable and oral products. Capital expenditures for intangible assets was DKK 3.7 billion in the first nine months of 2024 compared with DKK 6.1 billion in 2023 reflecting business development activities.

Novo Nordisk to acquire three fill-finish sites from Novo Holdings A/S in connection with the Catalent, Inc. transaction
In February 2024, Novo Nordisk announced an agreement to acquire three fill-finish sites from Novo Holdings A/S (Novo Holdings) in connection with a transaction where Novo Holdings has agreed to acquire Catalent, Inc. (Catalent), a global contract development and manufacturing organisation. The fulfilment of various customary closing conditions is progressing, and Novo Nordisk still expects that the acquisition will be completed towards the end of 2024.

EQUITY AND CAPITAL ALLOCATION
Total equity was DKK 120,522 million at the end of September 2024, equivalent to 30.3% of total assets, compared with 31.0% at the end of September 2023. Please refer to appendix 5 for further elaboration of changes in equity. Novo Nordisk returned DKK 56.8 billion to shareholders via DKK 12.7 billion share buybacks and DKK 44.1 billion dividend in the first nine months of 2024.

2024 share repurchase programme
As of 4 November 2024, Novo Nordisk has repurchased 13,891,849 B shares of DKK 0.10 for an amount of DKK
12,127,705,653 as part of the overall share repurchase programme of up to DKK 20 billion to be executed during a 12-month period beginning 6 February 2024.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 16 of 34
OUTLOOK
The current expectations for 2024 are summarised in the table below:

r

Expectations are as reported, if not otherwise stated	Expectations 6 November 2024	Expectations 7 August 2024

Sales growth
at CER	23% to 27%	22% to 28%
as reported	Around 1 percentage point lower than at CER	Around 1 percentage point lower than at CER

Operating profit growth
at CER	21% and 27%	20% and 28%
as reported	Around 2 percentage points lower than at CER	Around 1 percentage point lower than at CER

Financial items (net)	Loss of around 0.1 bDKK	Loss of around 0.5 bDKK

Effective tax rate	20% to 21%	19% to 21%

Capital expenditure (PP&E)	Around DKK 45 billion	Around DKK 45 billion

Depreciation, amortisation and impairment losses	Around DKK 17 billion	Around DKK 17 billion

Free cash flow (excluding impact from business development)	Between 57 and 65 bDKK	Between 59 and 69 bDKK

Sales growth is now expected to be 23% to 27% at CER. Given the current exchange rates versus the Danish krone, sales growth reported in DKK is still expected to be 1 percentage point lower than at CER.

The guidance reflects expectations for sales growth in both North America Operations and International Operations, mainly driven by volume growth of GLP-1-based treatments for Obesity and Diabetes care. Continued pricing pressure within Diabetes and Obesity care is included in the guidance.

Following higher-than-expected volume growth in recent years, including GLP-1-based products such as Ozempic® and Wegovy®, combined with the expectation of continued volume growth and capacity limitations at some manufacturing sites, the outlook also reflects expected continued periodic supply constraints and related drug shortage notifications across a number of products and geographies. Novo Nordisk is investing in internal and external capacity to increase supply both short and long-term.

Operating profit growth is now expected to be 21% to 27% at CER. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be 2 percentage points lower than at CER.

The expectation for operating profit growth primarily reflects the sales growth outlook and continued investments in future and current growth drivers within Research, Development and Commercial. Within R&D, investments are related to the continued expansion and progression of the early and late-stage pipeline. Commercial investments are mainly related to Obesity care market development activities as well as investments related to GLP-1 diabetes care.

Novo Nordisk now expects financial items (net) to amount to a loss of around DKK 0.1 billion.

The effective tax rate for 2024 is now expected to be in the range of 20-21%.

Capital expenditure is still expected to be around DKK 45 billion in 2024, reflecting expansion of the global supply chain. The investments will create additional capacity across the supply chain, including manufacturing of active pharmaceutical ingredients (API), additional aseptic production and finished production processes as well as packaging capacity. In the coming years, the capital expenditure to sales ratio is still expected to be low double-digit.

Depreciation, amortisation and impairment losses are still expected to be around DKK 17 billion, including the impairment of ocedurenone.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 17 of 34
The free cash flow is now expected to be DKK 57-65 billion reflecting the sales growth, a favourable impact from rebates in the US, countered by investments in capital expenditure. The updated cash flow expectation mainly reflects phasing of payments related to rebates in the US as well as timing of investments related to capital expenditure.

Financial impacts related to and following the expected closing of the Catalent transaction have not been included in the financial guidance.

All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2024, including energy and supply chain disruptions, the potential implications from major healthcare reforms and legislative changes as well as outcome of legal cases including litigations related to the 340B Drug Pricing Program in the US, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. The guidance is also based on assumptions in relation to the estimation of gross-to-net developments in the US gross sales. Finally, the guidance does not include the financial implications of any new significant business development transactions and significant impairments of intangible assets during 2024.

FX (average rates)	Q3 2024	Q3 2023	% change	9M 2024	9M 2023	% change	Spot rate 30 October 2024

USD	679	685	(1%)	686	688	0%	690
CNY	95	95	0%	95	98	(3%)	97
JPY	4.56	4.74	(4%)	4.55	4.99	(9%)	4.50
CAD	498	511	(3%)	504	511	(1%)	495
BRL	123	140	(12%)	131	137	(4%)	119

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies, and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 5,900 million	12
CNY[2]	DKK 660 million	12
CAD	DKK 480 million	0
BRL	DKK 250 million	0
JPY	DKK 240 million	12

1) As of 30 September 2024.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 18 of 34
INNOVATION AND THERAPEUTIC FOCUS
Diabetes care
Once-weekly IcoSema submitted for regulatory approval in the EU
In October 2024, Novo Nordisk submitted IcoSema, a once-weekly combination of basal insulin icodec and semaglutide, for regulatory approval in the EU for the treatment of people with type 2 diabetes. The submission is based on the COMBINE clinical trial programme comprised of three phase 3a global clinical trials involving more than 2500 adults with type 2 diabetes.

FLOW data with semaglutide 1.0 mg submitted for regulatory approval in China
In August 2024, Novo Nordisk submitted a chronic kidney disease (CKD) label extension application to Centre for Drug Evaluation (CDE) for regulatory approval in China for Ozempic® to include results from the kidney outcomes trial FLOW.

Successful completion of STRIDE with semaglutide 1.0 mg, a functional outcomes trial in peripheral arterial disease (PAD)
In September 2024, Novo Nordisk successfully completed the phase 3b trial STRIDE, a 52-week trial comparing semaglutide 1.0 mg with placebo as an adjunct to standard of care in people living with type 2 diabetes and PAD with intermittent claudication (muscle pain in legs when active). After 52 weeks, the trial achieved its primary objective by demonstrating a statistically significant and superior improvement in maximum walking distance of 13% for people treated with semaglutide 1.0 mg compared to placebo. The results are considered clinically relevant. In the semaglutide 1.0 mg arm, the maximum walking distance increased by 21% (baseline: 185m) compared to 8% in the placebo arm (baseline: 186m). In the trial, semaglutide 1.0 mg appeared to have a safe and well-tolerated profile in line with previous semaglutide 1.0 mg trials. Novo Nordisk expects to file for regulatory approvals of a label expansion for Ozempic® in the US and EU in the first half of 2025.

Successful completion of the SOUL cardiovascular outcomes trial with oral semaglutide in people with type 2 diabetes
In October 2024, Novo Nordisk announced the headline results from the SOUL cardiovascular outcomes trial, comparing oral semaglutide with placebo, as an adjunct to standard of care, in people with type 2 diabetes and established cardiovascular disease (CVD) and/or chronic kidney disease (CKD). As part of standard of care, 49% of patients received SGLT2i at some point during the trial. The trial achieved its primary objective by demonstrating a statistically significant and superior reduction in major adverse cardiovascular events (MACE) of 14% for people treated with oral semaglutide compared to placebo. In the trial, oral semaglutide appeared to have a safe and well-tolerated profile in line with previous oral semaglutide trials. Novo Nordisk expects to file for regulatory approval of a label expansion for Rybelsus® in both the US and EU around the turn of the year. For further information, please see the company announcement here: https://www.novonordisk.com/news-and-media/news-and-ir-materials/news-details.html?id=171480 (the contents of the company's website do not form a part of this Form 6-K).

Phase 2 trial initiated with once-weekly subcutaneous and once daily oral amycretin in people with type 2 diabetes
In August 2024, Novo Nordisk initiated a phase 2 dose-finding trial with amycretin, a GLP-1 and amylin receptor dual agonist. The 36-week trial is investigating efficacy, safety and tolerability of different doses of once-weekly subcutaneous amycretin and once-daily oral amycretin compared with placebo in approximately 440 people living with type 2 diabetes.

Phase 1 trial with DNA immunotherapy successfully completed
In August 2024, Novo Nordisk successfully completed a phase 1 trial with a type 1 diabetes DNA immunotherapy, a DNA plasmid intended to preserve endogenous insulin production and in turn slow down or stop development of type 1 diabetes in people at high risk, before clinical diagnosis. The 12-week multiple dose phase 1 trial primarily investigated the safety and tolerability as well as pharmacokinetics of the DNA plasmid administered subcutaneously once weekly in people diagnosed with type 1 diabetes diagnosed within the past 48 months. The trial confirmed the defined trial objectives and the DNA plasmid appeared to have a safe and well-tolerated profile. Novo Nordisk is analysing the detailed data and, based on the data, will be further evaluating the next stage of clinical development with DNA immunotherapy.

Obesity care
Positive CHMP opinions for updates of the Wegovy® label in the EU
In September, Novo Nordisk announced that the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion for an update of the Wegovy® label in the EU. The label update incorporates data showing that Wegovy®, when added to standard of care, can reduce heart failure-related symptoms and

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 19 of 34
improve physical limitations and exercise function in people with obesity-related HFpEF, with or without type 2 diabetes. The positive opinion is based on results from the STEP HFpEF and STEP HFpEF-DM trials. Further, in October 2024, a positive opinion was also issued by the CHMP based on data from the STEP 9 trial in people with obesity and knee osteoarthritis (OA). The STEP 9 trial demonstrated a superior reduction in the WOMAC (Western Ontario and McMaster Universities Osteoarthritis Index) pain score and reduction in body weight compared to placebo.

Phase 2a trial with monlunabant completed
In September 2024, Novo Nordisk announced the headline results from a phase 2a clinical trial, completed with monlunabant. The trial investigated the efficacy and safety of a once-daily 10 mg, 20 mg and 50 mg dose of monlunabant compared to placebo on body weight after 16 weeks in 243 people with obesity and metabolic syndrome. Based on the results, Novo Nordisk expects to initiate a larger phase 2b trial in obesity to further investigate dosing and the safety profile of monlunabant over a longer duration in a global population. For further information, please see the company announcement here: https://www.novonordisk.com/news-and-media/news-and-ir-materials/news-details.html?id=170501 (the contents of the company's website do not form a part of this Form 6-K).

Phase 1 trial with amylin 355 initiated
In September 2024, Novo Nordisk initiated a phase 1 trial with once-weekly subcutaneous amylin 355. The 12-week trial is investigating safety, tolerability, pharmacokinetics and pharmacodynamics of different doses of amylin 355 in people with overweight or obesity.
Rare disease
Alhemo® receives positive opinion by the European Medicines Agency for people living with haemophilia A or B with inhibitors
In October 2024, the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion for Alhemo® (the brand name for concizumab) for prophylactic treatment for people living with haemophilia A or B with inhibitors. The CHMP positive opinion is based on data from the phase 3 explorer7 study and Novo Nordisk expects a final approval by the European Commission within approximately two months.

Successful completion of phase 3b trial FRONTIER 5 with Mim8
In October 2024, Novo Nordisk successfully completed the phase 3b trial FRONTIER 5, an open-label safety study in adults and adolescents with haemophilia A with and without inhibitors. The objective of the 26-week trial was to assess the safety of switching from emicizumab prophylaxis treatment to Mim8 prophylaxis treatment. In the trial, a switch from emicizumab treatment to Mim8 treatment was well tolerated. Further, the study participants had a strong preference for the Mim8 device and reported that the Mim8 pen injector was easy to use. Following regulatory interactions, Novo Nordisk now expects to submit Mim8 for the first regulatory approval during 2025.

Successful completion of the phase 2 part (interim) of the etavopivat HIBISCUS phase 2/3 trial
Novo Nordisk successfully completed the phase 2 part (interim) of the HIBISCUS phase 2/3 trial in adults and adolescents with sickle-cell disease (SCD), investigating the safety and efficacy of oral etavopivat 200mg and 400mg once-daily versus placebo in around 60 patients. After 52 weeks of etavopivat treatment, the interim analysis established proof of concept for etavopivat in SCD, and etavopivat appeared to have a safe and well-tolerated profile. The phase 3 part of the HIBISCUS is currently ongoing with expected read-out in 2026. The interim phase 2 results will be presented at a scientific conference later in 2024.

Phase 1 trial initiated with Inno8 in haemophilia
In October 2024, Novo Nordisk initiated a phase 1 trial with Inno8, an oral, once-daily antibody fragment for the treatment of haemophilia. The trial is investigating safety, tolerability, pharmacokinetics and pharmacodynamics of different doses of Inno8.

Phase 1 trial initiated with TMPRSS6 and the GalXC in Hereditary Haemochromatosis
In September 2024, Novo Nordisk initiated a phase 1 trial with TMPRSS6, a RNAi in development for rare blood disease. The trial is investigating safety, tolerability, pharmacokinetics and pharmacodynamics of TMPRSS6 in patients with Hereditary Haemochromatosis.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 20 of 34
Cardiovascular & Emerging Therapy Areas
Phase 3 trial ESSENCE part I with semaglutide 2.4 mg in MASH successfully completed
In November 2024, Novo Nordisk announced the headline results from a phase 3 clinical trial, successfully completed with semaglutide 2.4 mg. The trial achieved its primary endpoints by demonstrating a statistically significant and superior improvement in liver fibrosis with no worsening of steatohepatitis, as well as resolution of steatohepatitis with no worsening of liver fibrosis with semaglutide 2.4 mg compared to placebo. At week 72, 37.0% of people treated with semaglutide 2.4 mg achieved improvement in liver fibrosis with no worsening of steatohepatitis compared to 22.5% on placebo. 62.9% of people treated with semaglutide 2.4 mg achieved resolution of steatohepatitis with no worsening of liver fibrosis compared to 34.1% on placebo. In the trial, semaglutide 2.4 mg appeared to have a safe and well-tolerated profile in line with previous semaglutide 2.4 mg trials. Novo Nordisk expects to file for regulatory approvals in the US and EU in the first half of 2025. For further information, please see the company announcement here: https://www.novonordisk.com/news-and-media/news-and-ir-materials/news-details.html?id=171971 (the contents of the company's website do not form a part of this Form 6-K).

Development of phase 3 ocedurenone across indications terminated
Following the stop of the ocedurenone CLARION-CKD phase 3 trial, based on the interim analysis in June, Novo Nordisk has further analysed detailed trial data and decided to terminate further development of ocedurenone.

Phase 1 trial with CNP initiated in cardiovascular disease
In October 2024, Novo Nordisk initiated a phase 1 trial with a C-type natriuretic peptide (CNP) analogue in development for heart failure. The single ascending dose (SAD) trial is investigating the safety, tolerability, pharmacokinetics, and pharmacodynamics of CNP.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 21 of 34
PURPOSE AND SUSTAINABILITY
ENVIRONMENT

ENVIRONMENTAL PERFORMANCE	Unit	9M 2024	9M 2023	% change 9M 2024 to 9M 2023

			781
Total CO2e emissions	1,000 tonnes CO2e	3,446	2,574	34%
- Scope 1 CO2e emissions[1]	1,000 tonnes CO2e	59	54	9%
- Scope 2 CO2e emissions[2]	1,000 tonnes CO2e	17	11	55%
- Scope 3 CO2e emissions[3]	1,000 tonnes CO2e	3,370	2,509	34%

1. Scope 1: Direct CO2e emissions from sources that are owned or controlled by the Novo Nordisk Group.
2. Scope 2: Indirect emissions from purchased electricity, heat and steam. Market-based emissions are calculated based on CO2e emission factors from the previous year.
3. Scope 3: Indirect emissions from Novo Nordisk full value chain.

Emissions
Novo Nordisk aims to reach zero CO2e emissions from operations and transportation by 2030. Further, the aim is that goods and services from suppliers will be based on 100% sourced renewable power by 2030. In the first nine months of 2024, Novo Nordisk has reduced CO2e emissions from operations and transportation (Scope 1, 2 and partial Scope 3) by 38% compared to the first nine months of 2019. The reduction is driven by decarbonisation initiatives, including increased usage of renewable energy and biofuel as well as reduced business flights,

Compared to the first nine months of 2023, Scope 1 CO2e emissions increased by 9%, reflecting increased production volumes. This is partially countered by energy-saving initiatives and usage of renewable energy.

Scope 2 CO2e emissions increased by 55% compared to the first nine months of 2023, mainly reflecting the expansion of facilities, partially countered by an increase in the usage of renewable energy sources.

Scope 3 CO2e emissions increased by 34% compared to the first nine months of 2023 due to increased investments in capital expenditure for property, plant, and equipment.

SOCIAL

SOCIAL PERFORMANCE	Unit	9M 2024	9M 2023	% change 9M 2024 to 9M 2023

Patients
Total numbers of patients reached	Estimate in millions[1]	43.3	40.6	7%
–Patients reached with Novo Nordisk's Diabetes care products	Estimate in millions[1]	41.5	39.6	5%
–Patients reached with Novo Nordisk's Obesity care products	Estimate in millions[1]	1.8	1.0	80%
Children reached through the Changing Diabetes® in Children programme	Number of children[2]	59,294	46,522	27%

Sustainable employer
Gender in leadership positions[3]	Men:women	53:47	55:45	N/A
Gender in senior leadership positions[4]	Men:women	59:41	59:41	N/A

1. Calculated as a moving annual total. The estimated total number of full-year patients reached over a 12-month period.
2. Total cumulative number of children. The number of children reached with Diabetes care treatment through the Changing Diabetes® in Children programme since the initiation of the partnership in 2009.
3. Defined as team leaders, managers, directors, vice presidents, corporate vice presidents, senior vice presidents and executive management.
4. Defined as vice presidents, corporate vice presidents, senior vice presidents and executive management.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 22 of 34
Patients
The number of people reached with Novo Nordisk products, across Diabetes and Obesity care, was 43.3 million at the end of September 2024. This represents a net increase of 2.7 million patients compared to the end of September 2023.

The Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By the end of September 2024, more than 59,294 children were reached with diabetes care treatment, an increase of 27% compared to the end of September 2023.

Sustainable employer
Novo Nordisk aspires to be a sustainable employer. In 2021, two aspirational gender diversity targets were launched: achieve a balanced gender representation across all managerial levels and achieve a minimum of 45% women and a minimum of 45% men in senior leadership positions by the end of 2025.

At the end of September 2024, 47% of all leaders were women and 41% of leaders in senior leadership positions were women, compared to 45% and 41%, respectively, at the end of September 2023.

The number of full-time employees at the end of September 2024 increased by 17% compared to 12 months ago. The total number of full-time employees was 71,880. The increase is mainly driven by Product Supply.

International crises, geopolitical tensions and natural disasters
Novo Nordisk is committed to supporting the wellbeing of our employees and ensuring uninterrupted access to essential medicines during humanitarian crises. Our priorities include safeguarding our workforce and collaborating with humanitarian organisations to provide critical medications to affected regions.

In recent crises, including the Israel-Hamas conflict and Russia's Invasion of Ukraine, we have maintained essential supplies to ensure patients can continue their treatments, underscoring our dedication to supporting communities in need.

Corporate Governance
Changes in Executive Management
After more than 13 years with Novo Nordisk, hereof seven years as head of North America Operations, Doug Langa has decided to step aside from his current position by the end of December 2024 in order to focus on personal priorities and take up a role as Senior Advisor to Novo Nordisk’s executive management.

Dave Moore, EVP responsible for business development and corporate strategy, will assume responsibility for Novo Nordisk’s commercial operation in the US and maintain his responsibility for Novo Nordisk’s global business development activities.

Karsten Munk Knudsen, EVP and chief financial officer, will assume responsibility for Novo Nordisk’s corporate strategy in addition to his current responsibilities.

Canada, that previously has been part of North America Operations, will in the future be part of International Operations.

With these changes, Executive Management will have the following members as of 1 January 2025*:
•Lars Fruergaard Jørgensen, president and CEO
•Maziar Mike Doustdar, EVP, International Operations
•Ludovic Helfgott, EVP, Rare Disease
•Karsten Munk Knudsen, EVP, chief financial officer
•Martin Holst Lange, EVP, Development
•Dave Moore, EVP, US Operations and Business Development
•Tania Sabroe, EVP, People & Organisation
•Marcus Schindler, EVP, chief scientific officer, Research & Early Development
•Camilla Sylvest, EVP, Commercial Strategy and Corporate Affairs
•Henrik Wulff, EVP, Product Supply, Quality & IT

*Only the CEO and the CFO are registered as executives with the Danish Business Authority

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 23 of 34
LEGAL MATTERS
Update on Abbreviated New Drug Applications with the US Food and Drug Administration (FDA) relating to liraglutide
Novo Nordisk has received notifications from several manufacturers that they have filed Abbreviated New Drug Applications (ANDAs) with the FDA for generic versions of Victoza® and Saxenda®. The ANDAs contain Paragraph IV certifications to obtain approval to engage in the commercial manufacture, use, or sale of such products before the expiration of some or all of the patents currently listed for those products in the Orange Book. Novo Nordisk filed complaints for patent infringement against these manufacturers and has now entered into settlement agreements to resolve all ANDA litigation related to Victoza® and Saxenda®. All terms of the agreements are confidential. All agreements are reviewed by the U.S. Federal Trade Commission and the U.S. Department of Justice.

Novo Nordisk does not expect these matters to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Update on ANDAs with the FDA relating to semaglutide
Novo Nordisk has received notifications from several manufacturers that they have filed ANDAs with the FDA for generic versions of Ozempic® and Wegovy®. Novo Nordisk has filed complaints for patent infringement against these manufacturers. Novo Nordisk has reached settlement agreements with five of these manufacturers concerning Ozempic®. The terms of the agreements are confidential. These agreements are reviewed by the U.S. Federal Trade Commission and the U.S. Department of Justice.

Moreover, Novo Nordisk has also received a notification from Apotex Inc. that they have filed an ANDA with the FDA for a generic version of Rybelsus®. Novo Nordisk has filed a complaint for patent infringement against Apotex Inc.

Novo Nordisk does not expect these matters to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

US Inter Partes Review (IPR) challenges relating to semaglutide
In March 2023, Mylan Pharmaceuticals Inc. (Mylan) filed an IPR in the US challenging the validity of the ‘462 patent', which claims a method of treating type 2 diabetes using 1 mg of semaglutide. Subsequently, three other companies were joined to this proceeding. Novo Nordisk has settled with four petitioners prior to the hearing of the matter, and the US Patent Trial and Appeal Board will now terminate the IPR without a hearing or decision.

Novo Nordisk does not expect these matters to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 24 of 34
MANAGEMENT STATEMENT
The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first nine months of 2024. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first nine months of 2024 has been prepared in accordance with IAS 34 'Interim Financial
Reporting' and additional Danish disclosure requirements for listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2023 of Novo Nordisk.

In our opinion, the financial report for the first nine months of 2024 gives a true and fair view of the Group’s assets, liabilities and financial position at 30 September 2024, and of the results of the Group’s operations and cash flow for the period 1 January 2024 to 30 September 2024. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated Annual Report 2023.

Bagsværd, 6 November 2024

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO

Board of Directors:

Helge Lund Chair	Henrik Poulsen Vice chair	Elisabeth Dahl Christensen

Laurence Debroux	Andreas Fibig	Sylvie Grégoire

Liselotte Hyveled	Mette Bøjer Jensen	Kasim Kutay

Christina Law	Martin Mackay	Thomas Rantzau

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 25 of 34
About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 72,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, X, LinkedIn and YouTube.

Financial Calendar
5 February 2025	Financial statement for 2024
27 March 2025	Annual General meeting
7 May 2025	Financial results for the first three months of 2025
6 August 2025	Financial results for the first six months of 2025
5 November 2025	Financial results for the first nine months of 2025

Contacts for further information
Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com
Sina Meyer +45 3079 6656 azey@novonordisk.com	Frederik Taylor Pitter (US) +1 609 613 0568 fptr@novonordisk.com
Ida Schaap Melvold +45 3077 5649 idmg@novonordisk.com

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2023 and Form 20-F both filed with the SEC in January 2024 in continuation of the publication of the Annual Report 2023, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, such as interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, and the effects of domestic or international crises, civil unrest, war or other conflict, and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk Management’ of the Annual Report 2023.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 26 of 34
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
								% change
	2024			2023				Q3 2024 vs.
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2023

Net sales	71,311	68,060	65,349	65,863	58,731	54,300	53,367	21%

Gross profit	60,003	57,786	55,433	55,849	49,018	46,444	45,185	22%
Gross margin	84.1%	84.9%	84.8%	84.8%	83.5%	85.5%	84.7%

Sales and distribution costs	(15,210)	(14,934)	(13,256)	(17,170)	(12,819)	(14,342)	(12,412)	19%
Percentage of sales	21.3%	21.9%	20.3%	26.1%	21.8%	26.4%	23.3%
Research and development costs[1]	(9,488)	(16,166)	(8,606)	(10,460)	(8,128)	(7,127)	(6,728)	17%
Percentage of sales	13.3%	23.8%	13.2%	15.9%	13.8%	13.1%	12.6%
Administrative costs	(1,382)	(1,157)	(1,157)	(1,456)	(1,256)	(1,072)	(1,071)	10%
Percentage of sales	1.9%	1.7%	1.8%	2.2%	2.1%	2.0%	2.0%
Other operating income and expenses	(101)	405	(568)	3	98	(15)	33	N/A

Operating profit (EBIT)	33,822	25,934	31,846	26,766	26,913	23,888	25,007	26%
Operating margin	47.4%	38.1%	48.7%	40.6%	45.8%	44.0%	46.9%

Financial income	(821)	960	2,146	(944)	3,318	(281)	852	(125%)
Financial expenses	1,383	(1,562)	(2,074)	1,798	(2,168)	647	(1,122)	(164%)
Financial items (net)	562	(602)	72	854	1,150	366	(270)	(51%)

Profit before income taxes	34,384	25,332	31,918	27,620	28,063	24,254	24,737	23%

Income taxes	(7,083)	(5,282)	(6,511)	(5,657)	(5,585)	(4,826)	(4,923)	27%

Net profit	27,301	20,050	25,407	21,963	22,478	19,428	19,814	21%

Depreciation, amortisation and impairment losses[1]	2,150	8,845	2,914	2,992	2,525	2,177	1,719	(15%)
Capital expenditure (PP&E)	12,119	10,470	8,474	9,407	5,828	5,878	4,693	108%
Net cash generated from operating activities	43,850	50,503	14,314	9,551	40,966	28,577	29,814	7%
EBITDA	35,972	34,779	34,760	29,758	29,438	26,065	26,726	22%
Free cash flow	30,451	36,289	5,020	(7,250)	30,039	20,773	24,764	1%

Total assets	397,441	369,383	298,921	314,486	300,101	280,753	250,025	32%
Total equity	120,522	112,522	98,911	106,561	92,991	90,473	79,874	30%
Equity ratio	30.3%	30.5%	33.1%	33.9%	31.0%	32.2%	31.9%

Full-time equivalent employees end of period	71,880	69,260	66,015	63,370	61,412	59,337	57,089	17%

Basic earnings per share/ADR (in DKK)	6.13	4.50	5.70	4.92	5.02	4.33	4.40	22%
Diluted earnings per share/ADR (in DKK)	6.12	4.49	5.68	4.91	5.00	4.32	4.39	22%
Average number of shares outstanding (million)	4,452.3	4,457.7	4,459.6	4,464.7	4,476.9	4,490.4	4,499.2	(1%)
Average number of diluted shares outstanding (million)	4,460.5	4,465.4	4,470.5	4,477.4	4,489.0	4,502.6	4,513.2	(1%)

Sales by business segment:
Total GLP-1	34,935	37,035	34,982	37,761	30,635	27,925	26,811	14%
Long-acting insulin	4,035	4,737	5,165	3,726	3,692	3,354	4,133	9%
Premix insulin	2,518	2,436	2,968	2,123	2,219	2,456	2,776	13%
Fast-acting insulin	4,150	3,868	4,487	4,142	3,808	3,511	4,488	9%
Human insulin	1,806	1,571	1,745	1,989	1,626	1,967	2,012	11%
Total insulin	12,509	12,612	14,365	11,980	11,345	11,288	13,409	10%
Other Diabetes care	492	533	583	322	594	667	729	(17%)
Total Diabetes care	47,936	50,180	49,930	50,063	42,574	39,880	40,949	13%
Wegovy®	17,304	11,659	9,377	9,614	9,648	7,518	4,563	79%
Saxenda®	1,497	2,245	1,658	1,615	2,607	2,788	3,279	(43%)
Total Obesity care	18,801	13,904	11,035	11,229	12,255	10,306	7,842	53%
Diabetes and Obesity care total	66,737	64,084	60,965	61,292	54,829	50,186	48,791	22%

Rare blood disorders	2,988	2,864	2,888	2,934	2,957	2,836	3,049	1%
Rare endocrine disorders	1,227	730	1,113	1,264	542	902	1,128	126%
Other Rare disease	359	382	383	373	403	376	399	(11%)
Rare disease total	4,574	3,976	4,384	4,571	3,902	4,114	4,576	17%

Sales by geographic segment:
North America Operations	42,598	40,930	39,280	42,621	35,048	29,663	29,297	22%
- The US	39,844	38,404	36,782	40,067	32,936	27,209	27,322	21%
International Operations	28,713	27,130	26,069	23,242	23,683	24,637	24,070	21%
- EMEA	14,736	14,581	14,326	12,706	12,563	12,856	12,742	17%
- Region China	4,708	4,963	4,506	3,418	4,341	4,467	4,461	8%
- Rest of World	9,269	7,586	7,237	7,118	6,779	7,314	6,867	37%

Segment operating profit:
Diabetes and Obesity care	33,473	26,984	31,218	26,032	26,721	22,707	24,163	25%
Rare disease	349	(1,050)	628	734	192	1,181	844	82%

1) Research and development expenses include an impairment loss of DKK 5.7 billion in the second quarter of 2024 related to ocedurenone. The impairment loss is recognised in the segment Diabetes and Obesity.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 27 of 34
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	9M 2024	9M 2023		Q3 2024	Q3 2023

Income statement

Net sales	204,720	166,398		71,311	58,731
Cost of goods sold	(31,498)	(25,751)		(11,308)	(9,713)

Gross profit	173,222	140,647		60,003	49,018

Sales and distribution costs	(43,400)	(39,573)		(15,210)	(12,819)
Research and development costs[1]	(34,260)	(21,983)		(9,488)	(8,128)
Administrative costs	(3,696)	(3,399)		(1,382)	(1,256)
Other operating income and expenses	(264)	116		(101)	98

Operating profit	91,602	75,808	75808000000	33,822	26,913

Financial income	2,285	3,889		(821)	3,318
Financial expenses	(2,253)	(2,643)		1,383	(2,168)

Profit before income taxes	91,634	77,054		34,384	28,063

Income taxes	(18,876)	(15,334)		(7,083)	(5,585)

NET PROFIT	72,758	61,720	61720000000	27,301	22,478

Basic earnings per share (DKK)	16.33	13.75		6.13	5.02
Diluted earnings per share (DKK)	16.29	13.71		6.12	5.00

Segment Information

Segment sales:
Diabetes and Obesity care	191,786	153,806		66,737	54,829
Rare disease	12,934	12,592		4,574	3,902

Segment operating profit:
Diabetes and Obesity care	91,675	73,591		33,473	26,721
Operating margin	47.8%	47.8%		50.2%	48.7%

Rare disease	(73)	2,217		349	192
Operating margin	(0.6%)	17.6%		7.6%	4.9%

Total segment operating profit	91,602	75,808		33,822	26,913

Statement of comprehensive income

Net profit	72,758	61,720		27,301	22,478

Other comprehensive income
Remeasurements of defined benefit obligations	(98)	127		(64)	97

Items that will not be reclassified subsequently to the income statement	(98)	127		(64)	97

Exchange rate adjustments of investments in subsidiaries	(1,628)	692		(2,822)	1,649
Cash flow hedges:
Realisation of previously deferred (gains)/losses	(1,033)	(497)		(354)	(778)
Deferred gains/(losses) incurred during the period	(466)	(2,238)		2,024	(2,727)
Other items	(1)	6		(1)	2
Income tax related to these items	259	398		(367)	757

Items that will be reclassified subsequently to the Income statement	(2,869)	(1,639)		(1,520)	(1,097)

Other comprehensive income	(2,967)	(1,512)		(1,584)	(1,000)
TOTAL COMPREHENSIVE INCOME	69,791	60,208		25,717	21,478

1) Research and development expenses include an impairment loss of DKK 5.7 billion in the second quarter of 2024 related to ocedurenone. The impairment loss is recognised in the segment Diabetes and Obesity.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 28 of 34
APPENDIX 3: CASH FLOW STATEMENT

DKK million	9M 2024	9M 2023

Net profit	72,758	61,720

Adjustment for non-cash items:
Income taxes in the Income Statement	18,876	15,334
Depreciation, amortisation and impairment losses	13,909	6,421
Other non-cash items	30,109	32,922
Change in working capital	(11,014)	(2,562)
Interest received	1,071	699
Interest paid	(359)	(351)
Income taxes paid	(16,683)	(14,826)

Net cash generated from operating activities	108,667	99,357

Purchase of intangible assets	(3,688)	(6,061)
Proceeds from sale of property, plant and equipment	1	—
Purchase of property, plant and equipment	(31,063)	(16,399)
Acquisition of businesses	(668)	—
Proceeds from other financial assets	—	33
Purchase of other financial assets	(433)	(259)
Purchase of marketable securities	(19,028)	(12,082)
Sale of marketable securities	17,200	5,593

Net cash used in investing activities	(37,679)	(29,175)

Purchase of treasury shares	(12,690)	(20,163)
Dividends paid	(44,140)	(31,767)
Proceeds from issue of bonds	34,513	—
Proceeds from borrowings	119	—
Repayment of borrowings	(5,902)	(1,112)

Net cash used in financing activities	(28,100)	(53,042)

Net cash generated from activities	42,888	17,140

Cash and cash equivalents at the beginning of the year	14,392	12,653
Exchange gain/(loss) on cash and cash equivalents	(262)	90

Cash and cash equivalents at the end of the period	57,018	29,883

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 29 of 34
APPENDIX 4: BALANCE SHEET

DKK million	30 Sep 2024	31 Dec 2023

ASSETS

Intangible assets	54,488	60,406
Property, plant and equipment	119,832	90,961
Investments in associated companies	404	410
Deferred income tax assets	23,458	20,380
Other receivables and prepayments	2,456	1,430
Other financial assets	1,643	1,253

TOTAL NON-CURRENT ASSETS	202,281	174,840

Inventories	37,944	31,811
Trade receivables	66,299	64,770
Tax receivables	3,198	2,423
Other receivables and prepayments	10,132	8,068
Marketable securities	17,863	15,838
Derivative financial instruments	2,706	2,344
Cash at bank	57,018	14,392

TOTAL CURRENT ASSETS	195,160	139,646
TOTAL ASSETS	397,441	314,486

EQUITY AND LIABILITIES

Share capital	446	451
Treasury shares	(1)	(5)
Retained earnings	121,670	104,839
Other reserves	(1,593)	1,276

TOTAL EQUITY	120,522	106,561

Borrowings	51,452	20,528
Deferred income tax liabilities	8,655	10,162
Retirement benefit obligations	793	742
Other liabilities	16	189
Provisions	7,645	6,649

Total non-current liabilities	68,561	38,270

Borrowings	5,520	6,478
Trade payables	24,079	25,606
Tax payables	14,651	7,116
Other liabilities	30,637	28,705
Derivative financial instruments	4,481	1,272
Provisions	128,990	100,478

Total current liabilities	208,358	169,655

TOTAL LIABILITIES	276,919	207,925

TOTAL EQUITY AND LIABILITIES	397,441	314,486

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 30 of 34
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

9M 2024

Balance at the beginning of the year	451	(5)	104,839	1,276	106,561
Net profit for the period			72,758		72,758
Other comprehensive income for the period			(98)	(2,869)	(2,967)

Total comprehensive income for the period			72,660	(2,869)	69,791

Transactions with owners:
Dividends			(44,140)		(44,140)
Share-based payments			1,291		1,291
Purchase of treasury shares		(1)	(12,689)		(12,690)
Reduction of the B share capital	(5)	5			—
Tax related to transactions with owners			(291)		(291)

Balance at the end of the period	446	(1)	121,670	(1,593)	120,522

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

9M 2023

Balance at the beginning of the year	456	(6)	80,587	2,449	83,486
Net profit for the period			61,720		61,720
Other comprehensive income for the period			127	(1,639)	(1,512)

Total comprehensive income for the period			61,847	(1,639)	60,208

Transactions with owners:
Dividends			(31,767)		(31,767)
Share-based payments			1,242		1,242
Purchase of treasury shares		(4)	(20,159)		(20,163)
Reduction of the B share capital	(5)	5			—
Tax related to transactions with owners			(15)		(15)

Balance at the end of the period	451	(5)	91,735	810	92,991

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 31 of 34
APPENDIX 6: SALES SPLIT PER AREA

Q3 2024 sales split per area

DKK million	Total	North America Operations	The US	International Operations	EMEA	Region China	Rest of World

Diabetes and Obesity care segment
Injectable GLP-1	29,482	21,591	19,797	7,891	3,978	1,982	1,931
% change at CER	14%	22%	22%	(4%)	(6%)	11%	(10%)
Ozempic®	29,804	22,841	21,074	6,963	3,617	1,812	1,534
% change at CER	26%	37%	38%	(1%)	(1%)	14%	(13%)
Victoza®	(322)	(1,250)	(1,277)	928	361	170	397
% change at CER	(114%)	(219%)	(226%)	(21%)	(41%)	(14%)	7%
Rybelsus®	5,453	2,509	2,434	2,944	1,786	43	1,115
% change at CER	23%	(3%)	(3%)	60%	69%	55%	48%
Total GLP-1	34,935	24,100	22,231	10,835	5,764	2,025	3,046
% change at CER	15%	19%	19%	8%	9%	11%	5%
Long-acting insulin	4,035	1,011	844	3,024	1,828	600	596
% change at CER	10%	8%	7%	10%	6%	37%	4%
Awiqli®	7	—	—	7	7	—	—
% change at CER	—	—	—	—	—	—	—
Tresiba®	2,110	535	383	1,575	930	235	410
% change at CER	11%	27%	34%	6%	3%	15%	11%
Xultophy®	1,039	59	57	980	537	313	130
% change at CER	32%	(37%)	(36%)	41%	26%	117%	6%
Levemir®	879	417	404	462	354	52	56
% change at CER	(11%)	(1%)	(2%)	(19%)	(10%)	(43%)	(34%)
Premix insulin	2,518	99	95	2,419	660	1,109	650
% change at CER	13%	0%	0%	9%	9%	4%	20%
Ryzodeg®	1,153	—	—	1,153	167	642	344
% change at CER	35%	—	—	35%	33%	33%	39%
NovoMix®	1,365	99	95	1,266	493	467	306
% change at CER	0%	0%	0%	(7%)	2%	(20%)	3%
Fast-acting insulin	4,150	1,555	1,508	2,595	1,734	360	501
% change at CER	9%	21%	22%	2%	8%	(3%)	(11%)
Fiasp®	394	6	(6)	388	316	—	72
% change at CER	(32%)	(97%)	(102%)	14%	15%	—	13%
NovoRapid®	3,756	1,549	1,514	2,207	1,418	360	429
% change at CER	16%	47%	50%	1%	6%	(3%)	(14%)
Human insulin	1,806	388	378	1,418	380	214	824
% change at CER	8%	23%	25%	4%	(9%)	(17%)	21%
Total insulin	12,509	3,053	2,825	9,456	4,602	2,283	2,571
% change at CER	10%	20%	21%	7%	6%	7%	9%
Other Diabetes care[1]	492	70	57	422	166	164	92
% change at CER	0%	21%	30%	(3%)	(4%)	2%	(10%)
Total Diabetes care	47,936	27,223	25,113	20,713	10,532	4,472	5,709
% change at CER	14%	19%	19%	7%	7%	9%	7%
Wegovy®	17,304	12,827	12,488	4,477	2,185	166	2,126
% change at CER	81%	40%	37%	—	389%	—	—
Saxenda®	1,497	225	89	1,272	637	22	613
% change at CER	(41%)	(77%)	(90%)	(17%)	(27%)	(21%)	(3%)
Total Obesity care	18,801	13,052	12,577	5,749	2,822	188	2,739
% change at CER	55%	29%	26%	189%	111%	0%	331%
Diabetes and Obesity care total	66,737	40,275	37,690	26,462	13,354	4,660	8,448
% change at CER	23%	22%	21%	24%	20%	13%	41%

Rare disease segment
Rare blood disorders[2]	2,988	1,524	1,456	1,464	918	46	500
% change at CER	1%	12%	15%	(8%)	(5%)	(49%)	(6%)
Haemophilia A	568	128	124	440	293	23	124
% change at CER	4%	(10%)	(11%)	8%	(8%)	64%	67%
Haemophilia B	305	139	92	166	109	5	52
% change at CER	6%	2%	3%	10%	15%	67%	(2%)
NovoSeven®	2,003	1,189	1,176	814	487	18	309
% change at CER	(3%)	12%	14%	(19%)	(9%)	(76%)	(23%)
Rare endocrine disorders[3]	1,227	685	675	542	277	2	263
% change at CER	126%	248%	256%	56%	56%	(98%)	396%
Other Rare disease[4]	359	114	23	245	187	—	58
% change at CER	(11%)	(25%)	(65%)	(2%)	(5%)	—	12%
Rare disease total	4,574	2,323	2,154	2,251	1,382	48	821
% change at CER	17%	36%	41%	3%	3%	(77%)	29%

Total sales	71,311	42,598	39,844	28,713	14,736	4,708	9,269
% change at CER	23%	23%	22%	22%	18%	8%	40%
% change as reported	21%	22%	21%	21%	17%	8%	37%
Share of growth	100%	60%	55%	40%	17%	3%	20%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 32 of 34

9M 2024 sales split per area

DKK million	Total	North America Operations	The US	International Operations	EMEA	Region China	Rest of World

Diabetes and Obesity care segment
Injectable GLP-1	90,568	65,929	60,639	24,639	12,443	5,558	6,638
% change at CER	26%	36%	38%	5%	(2%)	18%	9%
Ozempic®	86,489	64,686	59,466	21,803	11,348	4,747	5,708
% change at CER	32%	42%	45%	11%	5%	28%	12%
Victoza®	4,079	1,243	1,173	2,836	1,095	811	930
% change at CER	(40%)	(57%)	(58%)	(28%)	(42%)	(19%)	(10%)
Rybelsus®	16,384	7,878	7,679	8,506	5,111	151	3,244
% change at CER	29%	5%	4%	64%	69%	64%	58%
Total GLP-1	106,952	73,807	68,318	33,145	17,554	5,709	9,882
% change at CER	26%	32%	33%	16%	12%	19%	21%
Long-acting insulin	13,937	4,398	3,895	9,539	5,734	1,929	1,876
% change at CER	26%	68%	81%	13%	8%	56%	1%
Awiqli®	9	2	—	7	7	—	—
% change at CER	—	—	—	—	—	—	—
Tresiba®	7,170	2,304	1,854	4,866	2,900	725	1,241
% change at CER	24%	58%	76%	13%	13%	16%	11%
Xultophy®	3,229	209	205	3,020	1,601	970	449
% change at CER	35%	(21%)	(21%)	42%	19%	213%	(4%)
Levemir®	3,529	1,883	1,836	1,646	1,226	234	186
% change at CER	22%	110%	118%	(17%)	(13%)	(23%)	(31%)
Premix insulin	7,922	365	354	7,557	1,964	3,654	1,939
% change at CER	8%	31%	33%	7%	1%	8%	15%
Ryzodeg®	3,583	—	—	3,583	539	2,018	1,026
% change at CER	31%	—	—	31%	23%	37%	25%
NovoMix®	4,339	365	354	3,974	1,425	1,636	913
% change at CER	(5%)	31%	33%	(8%)	(6%)	(15%)	5%
Fast-acting insulin	12,505	4,654	4,512	7,851	5,113	1,171	1,567
% change at CER	6%	18%	21%	0%	3%	(1%)	(5%)
Fiasp®	1,526	352	317	1,174	936	—	238
% change at CER	(1%)	(19%)	(21%)	7%	2%	—	31%
NovoRapid®	10,979	4,302	4,195	6,677	4,177	1,171	1,329
% change at CER	7%	23%	26%	(1%)	3%	(1%)	(10%)
Human insulin	5,122	1,054	1,020	4,068	1,345	636	2,087
% change at CER	(11%)	(9%)	(9%)	(11%)	(4%)	(30%)	(8%)
Total insulin	39,486	10,471	9,781	29,015	14,156	7,390	7,469
% change at CER	10%	31%	35%	4%	4%	10%	0%
Other Diabetes care[1]	1,608	202	162	1,406	519	608	279
% change at CER	(5%)	(2%)	(1%)	(6%)	7%	(11%)	(12%)
Total Diabetes care	148,046	84,480	78,261	63,566	32,229	13,707	17,630
% change at CER	21%	31%	33%	10%	8%	12%	11%
Wegovy®	38,340	31,158	30,627	7,182	4,889	166	2,127
% change at CER	77%	50%	47%	0%	437%	—	—
Saxenda®	5,400	966	479	4,434	2,344	78	2,012
% change at CER	(37%)	(73%)	(85%)	(12%)	(23%)	(38%)	6%
Total Obesity care	43,740	32,124	31,106	11,616	7,233	244	4,139
% change at CER	44%	32%	30%	95%	82%	92%	122%
Diabetes and Obesity care total	191,786	116,604	109,367	75,182	39,462	13,951	21,769
% change at CER	26%	32%	32%	17%	17%	13%	22%

Rare disease segment
Rare blood disorders[2]	8,740	4,180	3,941	4,560	2,852	212	1,496
% change at CER	(1%)	10%	9%	(9%)	(8%)	(40%)	(4%)
Haemophilia A	1,784	419	411	1,365	903	157	305
% change at CER	(6%)	(2%)	(1%)	(7%)	(5%)	(35%)	12%
Haemophilia B	928	461	335	467	310	14	143
% change at CER	27%	45%	60%	14%	18%	67%	4%
NovoSeven®	5,757	3,127	3,032	2,630	1,571	41	1,018
% change at CER	(4%)	7%	7%	(14%)	(13%)	(60%)	(10%)
Rare endocrine disorders[3]	3,070	1,627	1,599	1,443	763	7	673
% change at CER	21%	83%	84%	(12%)	49%	(97%)	(25%)
Other Rare disease[4]	1,124	397	123	727	566	7	154
% change at CER	(4%)	(8%)	(33%)	(1%)	(2%)	75%	(2%)
Rare disease total	12,934	6,204	5,663	6,730	4,181	226	2,323
% change at CER	3%	21%	22%	(9%)	0%	(61%)	(12%)

Total sales	204,720	122,808	115,030	81,912	43,643	14,177	24,092
% change at CER	24%	31%	32%	15%	15%	10%	18%
% change as reported	23%	31%	32%	13%	14%	7%	15%
Share of growth	100%	73%	70%	27%	14%	3%	10%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 33 of 34
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Net sales and operating profit at CER, EBITDA and Free cash flow.

Net sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries, as defined in IAS 29 ‘Financial reporting in hyperinflation economies’, are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in net sales and operating profit by adjusting for the impact of currency fluctuations.

Net sales at CER

DKK million	9M 2024	9M 2023	% change 9M 2024 to 9M 2023	Q3 2024	Q3 2023	% change Q3 2024 to Q3 2023

Net sales	204,720	166,398	23%	71,311	58,731	21%
Effect of exchange rates	1,471	—		689	—
Net sales at CER	206,191	166,398	24%	72,000	58,731	23%

Operating profit at CER

DKK million	9M 2024	9M 2023	% change 9M 2024 to 9M 2023	Q3 2024	Q3 2023	% change Q3 2024 to Q3 2023

Operating profit	91,602	75,808	21%	33,822	26,913	26%
Effect of exchange rates	1,134	—		506	—
Operating profit at CER	92,736	75,808	22%	34,328	26,913	28%

EBITDA and EBITDA at CER
Novo Nordisk has significantly increased its Business Development M&A activities and Capital expenditure for property, plant and equipment during recent years. Novo Nordisk defines EBITDA as ’Net profit’ adjusted for 'income taxes', 'financial items', 'depreciation and amortisation' and 'impairment losses'. EBITDA is a measure that is widely used by investors and analysts as it helps analyse operating results from core business operations without including the effects of capital structure, tax rates and depreciation and amortisation and impairment losses. These factors can vary substantially between companies. 'EBITDA at CER’ means that the effect of changes in exchange rates is excluded by measuring EBITDA (as defined above) at the average exchange rates for the same period prior year.

EBITDA

DKK million	9M 2024	9M 2023	% change 9M 2024 to 9M 2023	Q3 2024	Q3 2023	% change Q3 2024 to Q3 2023

Net profit	72,758	61,720	18%	27,301	22,478	21%
Income taxes	18,876	15,334	23%	7,083	5,585	27%
Financial income	(2,285)	(3,889)	(41%)	821	(3,318)	(125%)
Financial expenses	2,253	2,643	(15%)	(1,383)	2,168	(164%)
Operating profit (EBIT)	91,602	75,808	21%	33,822	26,913	26%
Depreciation, amortisation and impairment losses	13,909	6,421	117%	2,150	2,525	(15%)
EBITDA	105,511	82,229	28%	35,972	29,438	22%
Effect of exchange rates	1,172	—		539	—
EBITDA at CER	106,683	82,229	30%	36,511	29,438	24%

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

Financial report for the period 1 January 2024 to 30 September 2024	Page 34 of 34
Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through e.g. dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	9M 2024	9M 2023	Q3 2024	Q3 2023

Net cash generated from operating activities	108,667	99,357	43,850	40,966
Net cash used in investing activities	(37,679)	(29,175)	(20,904)	(13,243)
Net purchase of marketable securities	1,828	6,489	8,000	2,611
Repayment on lease liabilities	(1,056)	(1,095)	(495)	(295)
Free cash flow	71,760	75,576	30,451	30,039

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 81 / 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 6, 2024
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer